UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A/A
Amendment No. 4

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Avanir Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

Delaware	33-0314804

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

101 Enterprise, Suite 300, Aliso Viejo, California	92656

(Address or principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock, $0.0001 par value	The Nasdaq Stock Market LLC
Securities to be registered pursuant to Section 12(g) of the Act: None
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: 001-15803

EXPLANATORY NOTE
This Amendment No. 4 to Form 8-A is being filed pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to amend the registrant’s registration statement on Form 8-A/A to reflect the March 23, 2009 reincorporation of Avanir Pharmaceuticals from California to Delaware (the “Reincorporation”). On March 23, 2009, Avanir Pharmaceuticals, a California corporation (“Avanir California”) merged with and into Avanir Pharmaceuticals, Inc., a Delaware corporation and a wholly-owned subsidiary of Avanir California (the “Company”), with the Company as the surviving entity (the “Merger”). The shareholders of Avanir California approved the Reincorporation and the Merger at the annual meeting of shareholders of Avanir California held on February 19, 2009.
Immediately prior to the consummation of the Merger, the Company had nominal assets and liabilities.
As a result of the Reincorporation, (i) each outstanding share of Avanir California’s Class A common stock, no par value, issued and outstanding was automatically converted into one share of the Company’s common stock, $0.0001 par value per share (upon the Reincorporation, each outstanding certificate representing shares of Avanir California’s Class A common stock was deemed, without any action by the shareholder, to represent the same number of shares of the Company’s common stock; Avanir California shareholders did not need to exchange their stock certificates as a result of the Reincorporation); and (ii) all options and other rights to acquire Avanir California’s Class A common stock outstanding immediately before the Reincorporation were also automatically converted into options and rights to acquire the same number of shares of the Company’s common stock upon the same terms, including price.
In accordance with Rule 12g-3 under the Exchange Act, the shares of common stock of the Company were deemed to be registered under Section 12(b) of the Exchange Act as the successor to Avanir California. The Company, as successor issuer to Avanir California, hereby expressly adopts this Form 8-A/A as its own for all purposes of the Exchange Act. The shares of common stock of the Company continued to be listed on the Nasdaq Global Market under the symbol “AVNR”.
Prior to March 23, 2009, Avanir California corporate affairs were governed by the corporate law of California. The rights of Avanir California shareholders were subject to Avanir California’s articles of incorporation and bylaws. As a result of the Reincorporation, holders of Avanir California Class A common stock are now holders of the Company’s common stock, and their rights as stockholders are governed by the Delaware General Corporation Law and the certificate of incorporation and bylaws of the Company.
Item 1. Description of Registrant’s Securities to be Registered.
The Company’s authorized capital stock consists of 200,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. Immediately after the effective time of the Merger, there were 78,236,546 shares of common stock outstanding and no shares of preferred stock outstanding. All shares of common stock outstanding are fully paid and non-assessable.
Common Stock
Holders of the Company’s common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and may not cumulate votes for the election of directors. Common stockholders have the right to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The common stock is not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of the Company’s common stock are fully paid and non-assessable.
Preferred Stock Purchase Rights
Pursuant to the Stockholder Rights Agreement, dated as of March 20, 2009, by and between the Company and American Stock Transfer & Trust Company, LLC (the “Rights Agreement”), a preferred stock purchase right is issued with each share of Common Stock now issued and outstanding and issued in the future. A description of the Rights Agreement is set forth in Amendment No. 3 to the Company’s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on March 25, 2009.
Preferred Stock
The shares of preferred stock have such rights and preferences as the Company’s Board of Directors shall determine, from time to time. The Board of Directors may divide the Preferred Stock into any number of series and shall fix the designation and number of shares of each such series. The Board of Directors may determine and alter the rights, powers, preferences and privileges, and qualifications, restrictions and limitations thereof, including, but not limited to, voting rights (if any), granted to and imposed upon any wholly unissued series of preferred stock. The Board of Directors (within the limits and restrictions of any resolutions adopted originally fixing the number of shares of any series) may increase or decrease the number of shares of that series; provided, that no such decrease shall reduce the number of shares of such series to a number less than the number of shares of such series then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into shares of such series.
The Company’s common stock is subject to the express terms of the Company’s preferred stock and any series thereof. The Board of Directors may issue preferred stock with voting, dividend, liquidation and other rights that could adversely affect the relative rights of the holders of the Company’s common stock.

Anti-Takeover Effects of Certain Provisions of the Company’s Certificate of Incorporation and Bylaws
Certain provisions of the Company’s certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
     Classified Board
The Company’s certificate of incorporation provides that the Company’s Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the Company’s Board of Directors will be elected each year. The Company’s bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board.
     Removal of Directors; Vacancies
Under the Delaware General Corporation Law (“DGCL”), and pursuant to the Company’s bylaws, directors serving on a classified board may be removed by the stockholders only for cause. In addition, the Company’s bylaws also provide that any vacancies on the Company’s Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum.
     Delaware Anti-Takeover Statute
The Company is subject to Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder without the prior approval of the Company’s Board of Directors or the subsequent approval of the Company’s Board of Directors and the Company’s stockholders. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions may prohibit or delay the accomplishment of mergers or other takeover or change in control attempts.
     Stockholder Action
The Company’s bylaws require a stockholder’s notice to be delivered to, or mailed and received at, the Company’s principal executive office not less than 90 days nor more than 120 days prior to a scheduled annual meeting, provided that if the meeting date is moved more than 30 days before or after the anniversary of the prior year’s meeting, then notice shall be required to be given within 10 days from the time that the annual meeting date is first publicly announced. The

Company’s stockholders do not have the ability to act by written consent and do not have the ability to call special meetings of stockholders. Where a stockholder vote is needed to amend the Bylaws or the Certificate of Incorporation of the Company, a 75% vote will be required unless such amendment is recommended by the board of directors, in which case only a majority vote is required.
Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for the Company’s common stock.
Listing
The Company’s common stock is listed on the Nasdaq Global Market under the symbol “AVNR”.
The foregoing description of the Company’s common stock does not purport to be complete and is qualified in its entirety by reference to the Company’s certificate of incorporation and bylaws, copies of which are filed as exhibits to the Company’s current report on Form 8-K filed March 25, 2009 and are hereby incorporated herein by reference.
Item 2. Exhibits.

Exhibit
Number	Description of Exhibit

3.1	Certificate of Incorporation of the Company (1)

3.2	Bylaws of the Company (1)

3.3	Certificate of Designations for Series A Junior Participating Cumulative Preferred Stock (2)

4.1	Form of Common Stock Certificate (1)

4.2	Stockholder Rights Agreement, dated as of March 20, 2009, by and between the Company and American Stock Transfer & Trust Company, LLC (2)

4.3	Form of Rights Certificate with respect to the Stockholder Rights Agreement (filed as part of Exhibit 4.2) (2)

(1)	Filed with the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 25, 2009, and incorporated by reference herein.

(2)	Filed with the Company’s Amendment No. 3 to Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on March 25, 2009, and incorporated by reference herein.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed its behalf by the undersigned thereunto duly authorized.
Dated: March 25, 2009

AVANIR PHARMACEUTICALS, INC.
By:	/s/ Christine G. Ocampo
Christine G. Ocampo
Vice President, Finance

Exhibit Index

Exhibit
Number	Description of Exhibit

3.1	Certificate of Incorporation of the Company (1)

3.2	Bylaws of the Company (1)

3.3	Certificate of Designations for Series A Junior Participating Cumulative Preferred Stock (2)

4.1	Form of Common Stock Certificate (1)

4.2	Stockholder Rights Agreement, dated as of March 20, 2009, by and between the Company and American Stock Transfer & Trust Company, LLC (2)

4.3	Form of Rights Certificate with respect to the Stockholder Rights Agreement (filed as part of Exhibit 4.2) (2)

(1)	Filed with the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 25, 2009, and incorporated by reference herein.

(2)	Filed with the Company’s Amendment No. 3 to Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on March 25, 2009, and incorporated by reference herein.